UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Alliance Bankshares Corporation

(Name of Issuer)

Common Stock, $4.00 par value

(Title of Class of Securities)

018535104

(CUSIP Number)

John W. Edgemond, 42660 John Mosby Hwy., Chantilly, VA 20152

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018535104

1.	Names of Reporting Persons John W. Edgemond

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable.

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 383,287

	8.	Shared Voting Power 383,287

	9.	Sole Dispositive Power 383,287

	10.	Shared Dispositive Power 383,287

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – 383,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes 14,219 shares owned by Mr. Edgemond’s spouse for which he disclaims beneficial ownership

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 018535104

Item 1.	Security and Issuer

This report relates to the common stock $4.00 par value, of Alliance Bankshares Corporation (the “Company”), aVirginia corporation, the principal office of which is located at 14200 Park Meadow Drive, Suite 200 South, Chantilly, VA 20151.

Item 2.	Identity and Background

John W. Edgemond: Mr. Edgemonds’ business address is 42660 John Mosby Hwy., Chantilly, VA 20152.

Mr. Edgemonds’ principal occupation is the owner and president of GreenWorks Landscaping, Inc., a contract landscape and retail nursery in Chantilly, Virginia, which he founded in 1987.

The reporting persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

The reporting persons have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Edgemond is a citizen of the United States, and the Trust is organized under the laws of Virginia.

Item 3.	Source and Amount of Funds or Other Consideration
All purchases have been made using the reporting person’s personal funds, and/or working capital of a trust for the benefit of members of his family. No portion of such funds has been borrowed.

Item 4.	Purpose of Transaction

Resovled, that the Articles of Incorporation are hereby amended to delete Art. III, Section 13 and Art. V, Section 2, and replace with the following:  “The terms of all directors elected through and including the 2011 annual meeting shall end at the 2012 annual meeting, and hereafter all directors shall be elected for terms of one year. The Board of Directors may not amend or repeal this provision.”

Item 5.	Interest in Securities of the Issuer

All percentages given for ownership of the outstanding common stock are based upon 5,106,819 shares of common stock outstanding as of November 10, 2008, as reported on the Company’s Form 10-Q for the quarter ended September 30, 2008.

(a)   As of the date of this filing, the reporting persons beneficially own an aggregate of 383,287 shares of common stock representing 7.5% of the outstanding shares.

(b)   The reporting persons posses sole power to vote and dispose of: an aggregate of 383,287 shares of common stock.

The reporting persons possess shard power to vote/dispose of: an aggregate of 383,287 shares of common stock.

(c)   No transactions.

(d)   Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer of voting thereof.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/28/10
Date
/s/ John W. Edgemond
Signature
Trustee
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).